[Letterhead of Sutherland Asbill & Brennan LLP]

December 10, 2007

VIA FACSIMILE & FIRST CLASS MAIL

Vincent J. Di Stefano, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Fifth Street Finance Corp.
  Registration Statement on Form N-2 filed on October 16, 2007
  File No. 333-146743

Dear Mr. Di Stefano:

        On behalf of Fifth Street Finance Corp. (the "Fund"), set forth below are the Fund's responses to the comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "SEC") to the Fund in a letter dated November 20, 2007. The Staff's comments are set forth below in italics and are followed by the Fund's responses. References to the Fund's registration statement on Form N-2 contained herein are to the pre-effective amendment no. 1 to the Fund's registration statement on Form N-2 that has been filed with the SEC on the date hereof.

Prospectus

Cover

1.
Please clarify in the footnote to the pricing table that the common shareholders, not "we," will pay the fees and expenses disclosed herein.

  The Fund has revised the disclosure set forth on the cover page of the prospectus in response to the Staff's comment.

2.
Please include a sales load column in the pricing table. See Item 1.1.g. of Form N-2.

  The Fund advises the Staff that all of the sales load-related information required by Item 1.1.g. of Form N-2 is contained in the table set forth on the bottom of the outside front cover of the prospectus included in the Fund's Form N-2. In this regard, please see the line item entitled "Underwriting discount (sales load)" in the above-referenced table. The Fund also notes that the presentation of the information in such table is consistent with the presentation of such information by other business development companies in their Form N-2 registration statements.

3.
Please confirm that the underwriters will not receive any commissions paid by others or receive any other consideration for their services. See Instruction 2 to Item 1.1.g. of Form N-2.

  Please be advised the that underwriters will not receive any commissions paid by others or receive any other consideration for their services that are not otherwise disclosed in the Form N-2.

4.
Please disclose that an investment in the Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Fund is subject to special risks. See Item 1.1.j. of Form N-2.

  The Fund has revised the disclosure set forth on the cover page of the prospectus in response to the Staff's comment.

5.
What would be the Fund's current net asset value, assuming consummation of the merger described? Will the merger be effective before or after the Fund's initial public offering?

  It is currently anticipated that the merger of the Fund with and into Fifth Street Mezzanine Partners III, L.P. ("Mezzanine Partners") will take place on or about January 2, 2008, which the Fund expects will precede the closing of its initial public offering by a few weeks. In addition, the Fund has added a section in the Form N-2 entitled "Pro Forma As Adjusted Balance Sheet" that, among other things, discloses the net asset value of the Fund on a pro forma basis adjusted to give effect to the consummation of the merger.

6.
Please clarify that the Fund has not yet made the election to be treated as a business development company.

  It is currently anticipated that the Fund will elect to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 (the "1940 Act") on or about January 2, 2008. Given that such election is expected to be made well in advance of the distribution of the preliminary prospectus contained in the Form N-2 to potential investors in connection with the proposed offering, the Fund intends to file an amendment to the Form N-2 following such election and prior to the time of such distribution to, among other things, insert the date of its BDC election.

Table of Contents

7.
Please delete the last sentence of the paragraph immediately following the table of contents, or disclose that the Fund will update the disclosure for material changes.

  The Fund has revised the disclosure accordingly.

Summary

8.
What amount of the offering proceeds will be used to make new investments? For what purposes will the rest of the offering proceeds be used?

  As noted in the "Summary" section under the caption entitled "The Offering—Use of proceeds," substantially all of the net proceeds from the offering will be used to make investments consistent with the Fund's investment objective and strategies as described in the prospectus. As further disclosed in such section, any amount above that used to make such investments will be used to pay operating expenses, dividends and for general corporate purposes. At this time, there is no further specific purpose (e.g., repayment of debt) for which any such excess proceeds have been earmarked.

9.
Please disclose prominently in this section that the Fund's board may change its operating policies and strategies without prior notice or stockholder approval. Please provide specific examples of potential changes.

  The Fund has revised the disclosure accordingly. See page 6 of the Form N-2.

10.
The disclosure references the performance of Fifth Street Mezzanine Partners III ("Mezzanine Partners"), an unregistered predecessor of the Fund, from February, 2007 to the present. Please delete this disclosure, as extrapolating annualized returns from such a limited time period is too speculative. Alternatively, please conform it to the requirements of MassMutual Institutional Funds (pub. avail. Sept. 28, 1995).

  The Fund respectfully disagrees with the Staff's characterization of the information to which the comment refers. The information does not represent "performance" information for the Fund as it does not purport to depict the Fund's investment return. Rather, it simply reflects an arithmetic calculation of the weighted average annualized yield of all of the debt investments in the Fund's portfolio. We note that information on weighted average yield is also set forth in the prospectus, dated October 4, 2007, for the initial public offering of Main Street Capital Corporation,(1) on page 2 and in the prospectus dated February 14, 2007 for the initial public offering of Triangle Capital Corporation,(2) on page 4.

(1)
(File No. 333-142879).
(2)
(File No. 333-138418).

11.
Please clarify how the shares the limited partners of Mezzanine Partners will receive will be valued: will the public offering price equal the value, or will the value be a function of the public offering price? Also, will any other parties affiliated with Mezzanine Partners receive shares of the Fund? If so, please identify the parties, the consideration given, and the amount and value of shares to be received.

  Pursuant to a formula to be set forth in the merger agreement between the Fund and Mezzanine Partners, the total number of shares of the Fund's common stock to be issued to the partners of Mezzanine Partners in connection with the merger will be an amount of shares equal, in the aggregate, to the quotient obtained by dividing (i) the agreed upon merger consideration by (ii) $13.78. In addition, the number of the Fund's issued and outstanding shares may be adjusted upward by the Fund's board of directors through the declaration of a stock dividend in order to ensure that the net asset value per share of the Fund at the time within 48 hours of the pricing of the initial public offering is equal to or less than the initial public offering price per share of the Fund's common stock, exclusive of underwriting discounts and commissions (sales load).

  In addition, the Fund has added disclosure in the Form N-2 regarding consideration to be received by affiliates of Fifth Street Mezzanine Partners III, L.P. in connection with the merger described in the Form N-2. See page 72 of the Form N-2.

12.
Does the Fund intend to use leverage during its first year of operations? If so, please indicate that the Fund will leverage, and provide the appropriate disclosure.

  The Fund intends to use leverage during its first year of operations. To reflect this, the Fund has included in footnote 5 to the fee table a hypothetical example of its total annual expenses, assuming it utilizes leverage. In addition, the Fund has revised the disclosure set forth in the prospectus summary in response to the Staff's comment. See "—Leverage" on page 6 of the Form N-2.

13.
Please disclose the percentage amount of the adviser's income fee in the section of the Summary that discusses investment advisory fees.

  The Fund has revised the disclosure set forth in the prospectus summary in response to the Staff's comment. See "—Investment Advisory Fees" on page 5 of the Form N-2.

14.
Please clarify that Fifth Street Finance website referenced in the disclosure is still under construction.

  The Fund intends to have its website operational by the time the initial public offering is consummated. Accordingly, we have not made the change requested in response to this comment.

The Offering

15.
Please add to the disclosure the information required by Section 101(e) of Reg. S-K.

  The Fund has revised the disclosure set forth in the offering section in response to the Staff's comment. See "—Available Information" on page 6 of the Form N-2.

Fees and Expenses

16.
Please ensure that the Example reflects all "Stockholder transaction expenses" and "Total annual expenses" included in the fee table.

  The Fund confirms to the Staff that the Example will reflect all "Stockholder transaction expenses" and "Total annual expenses" required to be reflected therein.

17.
Given that the fee table contains a line item for interest payments on borrowed funds, and note 6 to the fee table discusses leverage, why does the Example assume no leverage?

  The Fund respectfully refers the Staff to its response to Comment 12 above. The Fund does not currently have any borrowed funds, however, the Fund may opt to use leverage based upon the factors set forth in footnote 5 to the Fund's fee table. The Fund has included in footnote 5 to its fee table a hypothetical example of its total annual expenses, assuming it opts to utilize leverage. The Fund does not believe including these hypothetical amounts in the body of the fee table would be appropriate, given the doubt regarding whether, and on what terms, any leverage may be obtained subsequent to this offering. See page 8 of the Form N-2.

18.
Please delete the last word from the line item "Dividend reinvestment plan expenses," and insert the word "fees." Also, please consolidate the line items "Base management fee" and "Incentive Fees payable under our investment advisory agreement" into one line item titled "Management fees." See Item 3 of Form N-2.

  The Fund has made the above-referenced revisions to the prospectus in response to the Staff's comment. See page 7 of the Form N-2.

19.
The disclosure is unclear whether "Fifth Street" will pay certain expenses, or they will actually be borne by shareholders. Please distinguish more clearly between expenses borne by Fund shareholders and those borne by other parties.

  The Fund respectfully points the Staff's attention to the last sentence of the first paragraph under the caption "Fees and Expenses" on page 7 of the Form N-2. The Fund believes that this sentence sufficiently addresses the Staff's comment.

20.
Please include in the fee table the costs of registering the Rule 144 restricted stock referenced elsewhere in the prospectus. Please also disclose in the prospectus the dilutive effect of the restricted stock.

  The Fund confirms to the Staff that the costs of registering the restricted stock referenced elsewhere in the prospectus will be reflected under "Other expenses" in the fee table. With regard to the Staff's comment about the dilutive effect of the restricted stock, the Fund notes that the disclosure under the caption entitled "Dilution" on page 31 of the Form N-2 will take into account the dilutive effect of all shares issued prior to the completion of the Fund's initial public offering.

21.
Please confirm that the management fee disclosed in the fee table is a gross fee, i.e., absent waivers and reductions; and accurately reflects the costs to common shareholders of the Fund.

  The Fund confirms that the management fee disclosed in the fee table is a gross fee, and accurately reflects the cost of the management fee to stockholders of the Fund.

22.
Please disclose the incentive fee in the footnotes to the fee table. Also, please advise the staff what the incentive fee would have been for the period ended October 31, 2007.

  The Fund has revised footnote 4 of the fee table in response to the Staff's comment. See page 7 of the Form N-2. In addition the Fund has revised the disclosure in the section entitled "Selected Financial and Other Data" on page 32 of the Form N-2 based upon a supplemental conversation with the Staff on November 29, 2007.

23.
Please disclose, in footnote 6 to the fee table, the extent to which the Fund expects to leverage. Also, if the Fund will leverage, disclose the additional cost to the common shareholder in the body of the fee table.

  The Fund respectfully refers the Staff to its response to Comment 17 above. The Fund has revised footnote 5 of the fee table to reflect the extent to which the Fund expects to utilize leverage. The Fund has included in footnote 5 to its fee table a hypothetical example of its total annual expenses, assuming it opts to utilize leverage. The Fund does not believe including these hypothetical amounts in the body of the fee table would be appropriate, given the doubt regarding whether, and on what terms, any leverage may be obtained subsequent to this offering.

Risk Factors

24.
The first item of disclosure in this section claims the Fund commenced operations in February, 2007, when, in fact, the Fund did not operate as a business development company at that time. Accordingly, the disclosure is misleading and must be revised.

  The Fund has revised the above-referenced risk factor in response to the Staff's comment. See page 9 of the Form N-2.

25.
Please advise the staff supplementally the maximum number of investments the Fund would consider "a limited number."

  The Fund advises the Staff on a supplemental basis that the Fund believes that it will have investments in no more than 25 portfolio companies at the time that the Fund's registration statement on Form N-2 is declared effective.

26.
Please identify the entity which will assist the board in determining the fair value of the Fund's investments. Please also disclose any conflicts of interest attendant with the fair valuation process.

  The Fund has retained a third-party valuation firm to assist the Fund's valuation committee and board of directors in determining the fair value of the Fund's portfolio investments; however the Fund does not believe that it is required to disclose the name of the firm. The firm was retained to act in an advisory capacity only, and not as an expert for Securities Act purposes. Moreover, the board of directors, which is ultimately responsible for the valuation of the Fund's portfolio investments, may choose to use other firms to assist its valuation efforts in the future. Please also note that the emerging trend in the industry is for third-party valuation companies not to be identified by name. The Fund believes that in light of the limited nature of the advisory assistance, the name of the entity is not material to an investment decision in the Fund. The Fund has also added a risk factor in response to the Staff's comment. See page 13 of the Form N-2.

27.
Please explain to the staff when an "accrued interest" would be written off as uncollectible, and therefore not subject to the performance fee. Also, does the application of the performance fee to accrued interest create a conflict of interest for the adviser, i.e., an incentive to purchase steeply discounted notes and zero coupon notes?

  The Fund notes for the information of the Staff that in accordance with auditing standards generally accepted in the United States of America and as disclosed on page 36 of the Fund's Form N-2, that the Fund stops accruing interest on investments and writes off any previously accrued and uncollected interest when it is determined that interest is no longer collectible. Generally, the Fund believes that this action would be taken when an investment is rated as a "4" or "5" under the Fund's credit rating system, depending on the particular facts and circumstances of each such investment. Also, as set forth in the Fund's Form N-2, the performance fee paid to the Fund's investment adviser "includes, in the case of investments, with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued interest income that we have not yet received in cash." See page 64 of the Form N-2. Finally, we have added disclosure in the Fund's Form N-2 regarding the potential conflict of interest created by inclusion of accrued interest in the determination of the performance fee paid to the Fund's investment adviser. See page 11 of the Form N-2.

28.
Please clarify that the Fund may only make rights offerings at less than net asset value subject to shareholder approval.

  The Fund has revised the above-mentioned risk factor in response to the Staff's comments. See page 14 of the Form N-2.

29.
The disclosure claims the Fund will not be subject to the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") until the completion of this offering, although the Fund became subject to Sarbanes-Oxley upon filing a registration statement under the Securities Act of 1933 or registering shares under Section 12 of the Securities Exchange Act of 1934. Please correct the disclosure.

  The Fund has revised the above-referenced risk factor in response to the Staff's comment. See page 17 of the Form N-2.

30.
Will the Fund include return of capital in its distributions? If so, please disclose prominently, and include disclosure of the effects of return on capital distributions.

  The Fund advises the Staff that it may include a return of capital in its distributions depending on the extent that the Fund's taxable earnings for any fiscal year fall below the total amount of its distributions for that fiscal year. The Fund has revised the disclosure included on page 16 in response to the Staff's comment. In addition, the last sentence of the second paragraph under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Regulated Investment Company Status and Dividends," discloses that distributions may also include returns of capital. See page 41 of the Form N-2.

31.
Will the Fund engage in hedging? What percentage of the Fund's assets will be used for hedging activities? Please provide a more detailed description of the risks associated with the hedging techniques the Fund intends to use.

  The Fund may engage in hedging, the extent of which is uncertain at this time. The Fund respectfully refers Staff to the risk factor captioned "Changes in interest rates may affect our cost of capital and net investment income," on page 21 of the Form N-2.

32.
Please disclose the amount of advance written notice (e.g., 60 days) the Fund will give shareholders of any change in its investment objective, operating policies or strategies. Please clarify that the Fund cannot elect to change its status as a business development company without shareholder approval.

  The Fund respectfully refers the Staff to disclosure set forth in the risk factor entitled "Our Board of Directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval," on page 15 of the Form N-2, which the Fund has revised in response to the Staff's comment. The Fund does not believe that it is required to provide advance written notice to stockholders of any change in its investment objective, operating policies or strategies as neither its investment objective nor its policies or strategies are deemed "fundamental". In addition, the last sentence of the first paragraph under the section entitled "Regulation" discloses that "we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities." See page 88 of the Form N-2.

33.
Will the adviser allocate limited investment opportunities among the Fund and other investment vehicles? If so, please disclose this conflict of interest.

  The Fund believes that the risk factor entitled, "There are significant potential conflicts of interest which could adversely impact our investment returns," on page 13 sufficiently addresses the Staff's comment.

34.
Since the Fund may securitize its loans, please disclose how it will do so: e.g., will the Fund establish a subsidiary for the purpose; will there be recourse back to the Fund? Please disclose the risks associated with the Fund's choice.

  The Fund has revised the disclosure in response to the Staff's comments. See page 15 of the Form N-2.

Capitalization

35.
Please update all financial disclosure to October 31, 2007, or November 30, 2007, if possible.

  Given the anticipated timing of the offering and the financial statement requirements of Regulation S-X, the Fund intends to include financial statements as of September 30, 2007, and, accordingly will utilize that date for purposes of disclosure of financial information throughout the prospectus.

Special Note Regarding Forward-Looking Statements

36.
This section attempts to limit liability for forward-looking statements. Statements relating to investment companies (including business development companies) and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 27A (b) (2) (B) & (D) of the Securities Act of 1933. Please revise the disclosure accordingly.

  The Fund acknowledges that it cannot rely on the safe harbor for forward-looking statements contained in Section 27A of the Securities Act. However, although the Fund may not avail itself of Section 27A of the Securities Act, the Fund may avail itself to the "bespeaks caution" doctrine. The "bespeaks caution" doctrine is a judge-made legal doctrine that is available to protect forward-looking statements made by an issuer so long as they are accompanied by meaningful cautionary language. See, for example, Halperin v. EbankerUSA.com, 295 F.3d 352 (2nd Cir. 2002). Because the forward-looking statement disclosure in the Form N-2 does not state that the Fund avails itself of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act, the Fund respectfully submits that a revision to further clarify the fact that the Fund is not relying on such section is not necessary (and, in fact, may only confuse potential investors).

37.
The disclosure in this section indicates that Mr. Toll, an interested director of the Fund, receives a fee of 1% per annum from the Fund in return for his Guarantee of a loan to the Fund. Please explain to the staff why you believe this transaction is permissible absent an order pursuant to Section 57 of the Investment Company Act of 1940 (the "Act"). Also, should Mr. Toll be required to satisfy the Fund's indebtedness, would he have recourse against the Fund? If so, does the Fund's obligation to reimburse constitute a senior security?

  The Fund advises the Staff that the referenced loan to the Fund has been terminated, and the arrangement with Mr. Toll has, therefore, been terminated. See page 40 of the Form N-2.

38.
Please explain to the staff in detail the nature of the Fund's off-balance sheet arrangements and why you believe the arrangements may be kept off the balance sheet. Also, how do the arrangements comply with the requirements of Section 18 and 61 of the Act?

  The Fund has revised the disclosure contained in the Form N-2 to clarify that the Fund's off-balance sheet arrangements currently consist only of unfunded commitments to provide debt financing to its portfolio companies. Such unfunded commitments are not required by auditing standards generally accepted in the United States of America to be reflected in the Fund's financial statements.

  The Fund believes that the arrangements do not involve the issuance of "senior security" within the meaning of Sections 18 and 61, as the arrangements are not "securities" within the meaning of the 1940 Act. Accordingly, they are not subject to the asset coverage requirements of those provisions.

Managerial Assistance to Portfolio Companies

39.
This paragraph states that the Fund or another person or entity will provide managerial assistance on behalf of the Fund to portfolio companies that request assistance. Please disclose the identities of all potential providers of managerial assistance to portfolio companies. Please inform us in your response letter whether the Fund or portfolio companies will pay for managerial assistance provided to portfolio companies.

  The Fund currently anticipates providing managerial assistance to portfolio companies solely through its investment adviser. The Fund further confirms that the fees and expenses, if any, associated with providing such managerial assistance will be paid for directly by the portfolio companies receiving such assistance.

Determination of Net Asset Value and Valuation Process

40.
The disclosure indicates that the adviser will determine the net asset value of the Fund's investment portfolio each quarter. Is this sufficient to meet NASDAQ Global Markets requirements?

  The Fund notes that it is subject the requirements of the New York Stock Exchange, and it does believe that this comment is applicable.

41.
The disclosure indicates that the general partner of Fifth Street Mezzanine Partners III, L.P. performed the fair value calculation of the Fund's holdings. Please disclose prominently this conflict of interest and its affiliated risks. Also, please attach the fairness opinion as an exhibit to the registration statement. Additionally, please disclose the identity of the independent valuation firm that participated in the fair value analysis of the Fund's holdings.

  The Fund has added a risk factor regarding the above-referenced conflict of interest. See page 13 of the Form N-2.

  In addition, please be advised that the Fund's board of directors, which will be comprised of a majority of directors who are not "interested persons" (as such term is defined in Section 2(a)(19) under the 1940 Act), will also determine the fair value of the investments held Fifth Street Mezzanine at September 30, 2007. Such valuation will occur prior to the initial public offering of shares of the Fund's common stock. The board of directors will undertake such valuation in order to satisfy its fiduciary obligations in connection with the issuance of the Fund's shares of common stock in connection with the merger described in the Form N-2.

  Moreover, the Fund notes the Staff's request for a copy of the report provided by the valuation firm. The Fund also notes that the report is not referred to in the Form N-2. The Fund does not believe the report should be filed as an exhibit to the registration statement as the valuation firm is not an expert for purposes of Sections 7(a) or 11(a) of the Securities Act of 1933, as amended, and the report does not appear to fall into any other category of documents required as exhibits to the Form N-2. More specifically, the Fund does not believe the report is an "opinion, appraisal or ruling relied on" by the Fund in the preparation of the Form N-2. Instead, the general partner of Fifth Street Mezzanine received and, in connection with the fair value determination described in the immediately preceding paragraph, the Fund's board of directors will receive "valuation assistance" from the valuation firm. Moreover, the Fund believes that filing the report could lead investors to believe that the valuation firm is an expert for purposes of Sections 7(a) and 11(a) of the Securities Act.

  For the foregoing reasons, the Fund does not believe that it is appropriate that it identify the valuation firm that provided the above-described valuation assistance.

42.
Why will the Fund's board engage an independent valuation firm to provide assistance with respect to "at least 80%" of the Fund's portfolio? Why not 100%?

  The obligation to value securities of the Fund for which quotations are not readily available is expressly placed on the Fund's board of directors under Section 2(a)(41) of the 1940 Act. There is no requirement under that section, or any other provision or authority under the 1940 Act, that requires the board of directors of a BDC like the Fund to engage an independent valuation firm to any extent in connection with the fulfillment of the board of directors' obligation to value the assets in the BDC's investment portfolio. It is currently anticipated that the Fund's board of directors will adopt a procedure providing it with the flexibility not to subject one or more investments, representing up to 20% of the Fund's portfolio, to the independent valuation process. Among other considerations that could go into the adoption of this approach are the costs associated with an independent firm valuing a particular investment and the specific circumstances relating to a particular investment.

Investment Advisory Agreement

43.
Please include a heading to precede the discussion of the second part of the incentive fee commencing on page 63 of the prospectus.

  The Fund has revised the disclosure on page 64 of the Form N-2 to reflect the Staff's comment.

Dividend Reinvestment Plan

44.
The third paragraph states that the dividend reinvestment plan will use primarily newly issued shares to implement the plan and that these shares will be issued at the market price per share. Sections 23(b) and 63 of the Act provide that closed-end funds may not issue shares below net asset value. Please explain to us how the Fund will issue shares to stockholders if the market price is below the Fund's net asset value.

  The Fund does not believe that the distribution of securities to existing stockholders pursuant to a dividend reinvestment plan, even if below net asset value, conflicts with the restrictions imposed by Section 23(b) of the Investment Company Act of 1940. Specifically, the Fund does not believe that the distribution of shares in a dividend reinvestment plan represents a "sale" for the purposes of Section 23(b), as the distribution arguably is not a "sale for value" as defined in Section 2(a)(3) of the Securities Act of 1933.(3) Secondly, the Fund believes that any such distribution, even if deemed a "sale," would fall within the scope of the exemption set forth in Section 23(b)(1), as the distribution would occur "in connection with an offering to the holders of one or more classes of its capital stock."(4)

(3)
See SEC Release No. 33-929 (July 29, 1936) (indicating that securities issued in connection with a dividend reinvestment plan would not need to be registered if there is no "sale for value" under Section 2(a)(3) of the Securities Act of 1933).
(4)
This position would be consistent with the Staff's position in both Baker, Fentress & Co., SEC No-Action Letter (Pub. Avail. December 20, 1975) and Blue Chip Value Fund, SEC No-Action Letter (Pub. Avail. December 3, 1990).

Subsequent Comment

  The Fund responds to the following comment provided orally by the Staff during a telephone conversation on November 29, 2007.

45.
Please explain why the merger and other related transactions are not considered joint transactions that must receive an exemptive order from the Commission.

  The Fund confirms to the Staff that the merger and related transactions are not subject to the prohibition on joint transactions set forth in Section 17 because upon filing of its Form N-6F, the Fund became excluded from the prohibitions of that section pending the filing of its Form N-54A, which will not occur until some weeks subsequent to the effective date of the merger and related transactions. In addition, the Fund has revised the disclosure in the "Summary" section under the caption entitled "Fifth Street Finance Corp." on page 2 of the Form N-2 in response to the Staff's comment.

General

46.
We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

  The Fund acknowledges the Staff's comment.

47.
Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

  The Fund informs the Staff on a supplemental basis that it does not currently anticipate submitting any exemptive applications or no-action letter requests in connection with its current registration statement.

48.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

  The Fund acknowledges the Staff's comment.

49.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  The Fund acknowledges the Staff's comment.

50.
Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•
should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

  The Fund acknowledges the Staff's comment.

*                                        *                                         *

        If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,
/s/ STEVEN B. BOEHM
Steven B. Boehm

Enclosures

cc:
Mr. Leonard M. Tannenbaum/ President and Chief Executive Officer
Harry S. Pangas, Esq.
Anne W. Gray, Esq.